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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                          INTEGRATED ORTHOPAEDICS, INC.
     -----------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.001 PAR VALUE
     -----------------------------------------------------------------------
                         (Title of class of securities)


                                    45812K108
     -----------------------------------------------------------------------
                                 (CUSIP number)

                                ANTHONY MARINATOS
                        ONE INDEPENDENT DRIVE, SUITE 3120
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 355-3519
     -----------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                               September 15, 2000
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /



                         (Continued on following pages)



                                 (Page 1 of 9)

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--------------------
CUSIP NO.  45812K108                           SCHEDULE 13D
--------------------

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARTWELL CAPITAL INVESTORS, L.P.

-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
     (See Instructions)                                         (b) / /

-----------------------------------------------------------------------------
3    SEC USE ONLY


-----------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC

-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                  / /

-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

-----------------------------------------------------------------------------
        NUMBER OF               7     SOLE VOTING POWER               0
         SHARES
      BENEFICIALLY              ---------------------------------------------
        OWNED BY                8     SHARED VOTING POWER           2,373,863
        EACH
       REPORTING                ---------------------------------------------
       PERSON WITH              9     SOLE DISPOSITIVE POWER          0

                                ---------------------------------------------
                                10    SHARED DISPOSITIVE POWER      2,373,863

-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,373,863

-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                              / /

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.02%    (1)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

        PN
-----------------------------------------------------------------------------
(1) Based on a total of 29,592,741 shares of Common Stock outstanding as stated in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 21, 2000.


                                (Page 2 of 9)

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--------------------
CUSIP NO.  45812K108                           SCHEDULE 13D
--------------------

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARTWELL CAPITAL PARTNERS, L.P.

-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
     (See Instructions)                                         (b) / /

-----------------------------------------------------------------------------
3    SEC USE ONLY


-----------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF

-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                  / /

-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

-----------------------------------------------------------------------------
        NUMBER OF               7     SOLE VOTING POWER               0
         SHARES
      BENEFICIALLY              ---------------------------------------------
        OWNED BY                8     SHARED VOTING POWER         2,373,863
        EACH
       REPORTING                ---------------------------------------------
       PERSON WITH              9     SOLE DISPOSITIVE POWER          0

                                ---------------------------------------------
                                10    SHARED DISPOSITIVE POWER    2,373,863

-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,373,863

-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                              / /

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.02%    (1)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
-----------------------------------------------------------------------------
(1) Based on a total of 29,592,741 shares of Common Stock outstanding as stated in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 21, 2000.


                                (Page 3 of 9)

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--------------------
CUSIP NO.  45812K108                           SCHEDULE 13D
--------------------

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARTWELL PARTNERS, L.P.

-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
     (See Instructions)                                         (b) / /

-----------------------------------------------------------------------------
3    SEC USE ONLY


-----------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF

-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                  / /

-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

-----------------------------------------------------------------------------
        NUMBER OF               7     SOLE VOTING POWER               0
         SHARES
      BENEFICIALLY              ---------------------------------------------
        OWNED BY                8     SHARED VOTING POWER          2,373,863
        EACH
       REPORTING                ---------------------------------------------
       PERSON WITH              9     SOLE DISPOSITIVE POWER          0

                                ---------------------------------------------
                                10    SHARED DISPOSITIVE POWER     2,373,863

-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,373,863

-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                              / /

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.02%    (1)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
-----------------------------------------------------------------------------
(1) Based on a total of 29,592,741 shares of Common Stock outstanding as stated in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 21, 2000.


                                 (Page 4 of 9)

--------------------
CUSIP NO.  45812K108                           SCHEDULE 13D
--------------------

-----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CHARTWELL, INC.

-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
     (See Instructions)                                         (b) / /

-----------------------------------------------------------------------------
3    SEC USE ONLY


-----------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF

-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                  / /

-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     FLORIDA

-----------------------------------------------------------------------------
        NUMBER OF               7     SOLE VOTING POWER               0
         SHARES
      BENEFICIALLY              ---------------------------------------------
        OWNED BY                8     SHARED VOTING POWER          2,373,863
        EACH
       REPORTING                ---------------------------------------------
       PERSON WITH              9     SOLE DISPOSITIVE POWER          0

                                ---------------------------------------------
                                10    SHARED DISPOSITIVE POWER     2,373,863

-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,373,863

-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                              / /

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.02%    (1)
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
-----------------------------------------------------------------------------
(1) Based on a total of 29,592,741 shares of Common Stock outstanding as stated in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 21, 2000.

                                (Page 5 of 9)

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--------------------
CUSIP NO.  45812K108                           SCHEDULE 13D
--------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 21, 1996 (this "Schedule 13D"), relating to the Common Stock, $.001 par value, of Integrated Orthopaedics, Inc., formerly known as DRCA Medical Corporation, a Texas corporation.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 of this Schedule 13D is hereby amended in its entirety to read as follows:

         "The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of Integrated Orthopaedics, Inc., formerly known as DRCA Medical Corporation, a Texas corporation (the "Issuer"), which has its principal executive offices at 1800 West Loop South, Suite 1030, Houston, Texas 77027."

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of this Schedule 13D is hereby amended by adding the following paragraphs:

         "On August 2, 2000, CCI converted (the "Conversion") 25,226 shares of the Issuer's Series A Preferred Stock into 2,373,863 shares of Common Stock.

         "On September 15, 2000, the Issuer and PowerBrief, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which PowerBrief, Inc. is to merge with and into the Issuer (the "Merger") on the terms and conditions set forth in the Merger Agreement.

         "As an inducement to cause PowerBrief, Inc. to enter into the Merger Agreement, CCI and certain other shareholders of the Issuer have concurrently therewith entered into a voting agreement with PowerBrief, Inc. in the form filed herewith as Exhibit 99.H (the "Voting Agreement"), pursuant to which, among other things, CCI and such shareholders have agreed (i) to vote all shares of Common Stock owned by them in favor of the Merger; (ii) to vote all shares of Common Stock owned by them against all other proposals submitted to shareholders of the Issuer that, directly or indirectly, would reasonably be expected to prevent or materially delay the consummation of the Merger; and (iii) to grant irrevocable proxies and powers of attorney to vote the shares of Common Stock owned by them."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The first paragraph of Item 5 of this Schedule 13D is hereby amended to read as follows:

         "CCI beneficially and directly owns 2,373,863 shares of the outstanding Common Stock, constituting approximately 8.02% of the outstanding Common Stock, based on a total of 29,592,741 shares of Common Stock outstanding as of August 14, 2000 (as stated in the Issuer's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 21, 2000). CCP, CP, and CI may be deemed to beneficially own such shares of Common Stock directly owned by CCI and to share voting and dispositive power with CCI with

                                 (Page 6 of 9)

--------------------
CUSIP NO.  45812K108                           SCHEDULE 13D
--------------------

respect to such shares. For information concerning the acquisition of these shares pursuant to the Conversion, and concerning the Voting Agreement among Powerbrief, Inc. and CCI and certain other shareholders of the Issuer, see
Item 4 hereof. None of the other persons listed in Item 2 hereof beneficially owns any shares of Common Stock."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of this Schedule 13D is hereby amended by adding the following:

         Incorporated by reference herein as Exhibit 99.G is a letter pursuant to which CCI effected the Conversion.

         Incorporated by reference herein as Exhibit 99.H is the Voting Agreement. For information concerning the Voting Agreement, see Item 4 hereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of this Schedule 13D is hereby amended by adding the following:


         Exhibit No.

         99.E Agreement and Plan of Merger, dated September 15, 2000, by and between PowerBrief, Inc. and Integrated Orthopaedics, Inc. (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K dated September 21, 2000 filed by the Issuer).

         99.F Letter dated July 26, 2000 to Robert L. Stein from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P., with respect to the Conversion (incorporated by reference to Exhibit 99.6 to Amendment No. 5 (the "FW Schedule 13D Amendment") dated August 4, 2000 to the Schedule 13D filed with respect to Common Stock owned by FW Integrated Orthopaedics Investors, L.P., Group 31, Inc., FW Integrated Orthopaedics Investors II, L.P., and Group Special Investments, Inc.).

         99.G Letter dated August 1, 2000 from CCI to the Issuer regarding the Conversion (incorporated by reference to Exhibit 99.7 of the FW
         Schedule 13D Amendment).

         99.H Voting Agreement dated September 15, 2000 among PowerBrief, Inc., CCI and the other signatories thereto.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement with respect to it is true, complete and correct.

                                 (Page 7 of 9)

--------------------
CUSIP NO.  45812K108               SCHEDULE 13D
--------------------

Date:    October 5, 2000      CHARTWELL CAPITAL INVESTORS, L.P.

                              By:    Chartwell Capital Partners, L.P.,
                                     its General Partner

                                     By:   Chartwell Partners, L.P.,
                                           its General Partner

                                           By:    Chartwell, Inc.,
                                                  its General Partner

                                                   By: /s/ Mindy Lanigan
                                                       -----------------------
                                                       Mindy Lanigan
                                                       Vice President and
                                                       Chief Financial Officer






                                 (Page 8 of 9)

--------------------
CUSIP NO.  45812K108                           SCHEDULE 13D
--------------------

                                   EXHIBIT LIST

Exhibit 99.E Agreement and Plan of Merger, dated September 15, 2000, by and between PowerBrief, Inc. and Integrated Orthopaedics, Inc. (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K dated
September 21, 2000 filed by the Issuer).

Exhibit 99.F Letter dated July 26, 2000 to Robert L. Stein from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P., with respect to the Conversion (incorporated by reference to Exhibit 99.6 to Amendment No. 5 (the "FW Schedule 13D Amendment") dated August 4, 2000 to the
Schedule 13D filed with respect to Common Stock owned by FW Integrated Orthopaedics Investors, L.P., Group 31, Inc., FW Integrated Orthopaedics Investors II, L.P., and Group Special Investments, Inc.).

Exhibit 99.G Letter dated August 1, 2000 from CCI to the Issuer regarding the Conversion (incorporated by reference to Exhibit 99.7 of the FW Schedule 13D Amendment).

Exhibit 99.H Voting Agreement dated September 15, 2000 among PowerBrief, Inc., CCI and the other signatories thereto.


                                 (Page 9 of 9)

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